SUN LIFE FINANCIAL CONFIRMS HOLDING COMPANY
NAME CHANGE

(TORONTO, July 3, 2003) – Sun Life Financial (NYSE/TSX: “SLF”) today confirmed the name change of the Company’s public holding company to Sun Life Financial Inc., formerly Sun Life Financial Services of Canada Inc., effective July 2, 2003. This name change was approved by shareholders at the Company’s annual meeting on June 4, 2003, and received regulatory approval.

The name of the Company’s principal insurance operating company, Sun Life Assurance Company of Canada, remains unchanged. The name change applies to the public holding company only.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2003, the Sun Life Financial group of companies had total assets under management of CDN $336.8 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLF".

Media Contact:
John Vincic
416-979-6070

Investor Relations Contact:
Tom Reid
416-204-8163